

April 18, 2011

Mr. Michael C. Coffman
Chief Executive Officer
Panhandle Oil and Gas, Inc.
5400 North Grand Boulevard
Grand Centre, Suite 300
Oklahoma City, OK 73112

      Re: **Panhandle Oil and Gas, Inc.**
             Form 10-K for Fiscal Year Ended September 30, 2010
             Filed December 9, 2010
             File No. 1-31759

Dear Mr. Coffman:

      We have completed our review of your filings and do not have any further comments at this time.

                       Sincerely,

                       Ethan Horowitz
                       Branch Chief